Rule 424(b)(3)

File No. 333-135585

CLEARTRONIC, INC.

SUPPLEMENT TO PROSPECTUS DATED AUGUST 4, 2008

We have lowered the exercise price of all our outstanding warrants for the purchase of our common stock to $.03 per share through August 22, 2008. After that date, the exercise prices of any unexercised warrants will revert to the exercise prices specified in the warrants (the “reversion exercise prices”).

We presently have outstanding warrants for the purchase of 11,007,500 shares of our common stock. Of the foregoing, warrants for the purchase of 3,000,000 shares are held by Phantom Telecom, Co. which expire on December 31, 2008. The reversion exercise price of such warrants is $.33 per share. In addition, warrants for the purchase of 2,317,500 shares are held by Dominic and Sarina Albi which expire on various dates through December 31, 2011. The reversion exercise price of such warrants range from $.12 to $.275 per share.

We intend to use any proceeds we receive from the exercise of warrants in approximately equal amounts for working capital and repayment of a portion of our indebtedness.

August 12, 2008